Filed Pursuant to Rule 424(b)(3)

Registration No. 333-204906

PROSPECTUS SUPPLEMENT NO. 8

(to prospectus dated July 23, 2015)

Shell Midstream

Partners

7,692,308 Common Units

Representing Limited Partner Interests

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated July 23, 2015, covering the offer and resale of common units by the selling unitholders identified on page 10 of the prospectus, with information contained in our Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on November 20, 2015, and to make corresponding updates to the “Experts” section of the prospectus.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 20, 2015

EXPERTS

The following paragraph supplements the “Experts” section in the prospectus included in the Registration Statement on Form S-1 (File No. 333-204906). No other changes are made to the “Experts” section in the prospectus.

The financial statements of Shell Auger and Lockport Operations as of December 31, 2014 and December 31, 2013 and for each of the two years in the period ended December 31, 2014 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 17, 2015

Shell Midstream Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-36710	46-5223743
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Shell Plaza 910 Louisiana Street Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 241-6161

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K/A amends and supplements the Current Report on Form 8-K of Shell Midstream Partners, L.P. (the “Partnership”), dated November 17, 2015 and filed with the Securities and Exchange Commission on November 17, 2015 (the “Initial Form 8-K”), which reported under Item 2.01 that the Partnership acquired from Shell Pipeline Company LP all of the outstanding membership interests in Pecten Midstream Company LLC (“Pecten”), which owns a crude oil pipeline system located in the Gulf of Mexico (Auger), a crude oil storage terminal located southwest of Chicago (Lockport) and related property, plant and equipment (collectively, the “Shell Auger and Lockport Operations”). This amendment is filed to provide the financial statements of the Shell Auger and Lockport Operations and the pro forma financial information of the Partnership for such transaction as required by Item 9.01. Except as set forth below, the Initial Form 8-K is unchanged.

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired.

Audited historical financial statements of the Shell Auger and Lockport Operations as of and for the years ended December 31, 2014 and 2013, together with the related notes to the financial statements, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Unaudited historical financial statements of the Shell Auger and Lockport Operations as of and for the nine months ended September 30, 2015 and 2014, together with the related notes to the financial statements, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

(b)	Pro Forma Financial Information.

Unaudited pro forma consolidated financial statements of Shell Midstream Partners, L.P. as of and for the nine months ended September 30, 2015 and for the years ended December 31, 2014, 2013 and 2012, a copy of which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

(d)	Exhibits.

Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

99.1	Audited historical financial statements of the Shell Auger and Lockport Operations as of and for the years ended December 31, 2014 and 2013, together with the related notes to the financial statements.

99.2	Unaudited historical financial statements of the Shell Auger and Lockport Operations as of and for the nine months ended September 30, 2015 and 2014, together with the related notes to the financial statements.

99.3	Unaudited pro forma consolidated financial statements of Shell Midstream Partners, L.P. as of and for the nine months ended September 30, 2015 and for the years ended December 31, 2014, 2013 and 2012.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL MIDSTREAM PARTNERS, L.P.

By:	Shell Midstream Partners GP LLC, its general partner

By:	/s/ Lori M. Muratta
Lori M. Muratta
Vice President, General Counsel and Secretary

Date: November 20, 2015

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INDEX TO EXHIBITS

Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

99.1	Audited historical financial statements of the Shell Auger and Lockport Operations as of and for the years ended December 31, 2014 and 2013, together with the related notes to the financial statements.

99.2	Unaudited historical financial statements of the Shell Auger and Lockport Operations as of and for the nine months ended September 30, 2015 and 2014, together with the related notes to the financial statements.

99.3	Unaudited pro forma consolidated financial statements of Shell Midstream Partners, L.P. as of and for the nine months ended September 30, 2015 and for the years ended December 31, 2014, 2013 and 2012.

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Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-207759) of Shell Midstream Partners, L.P. of our report dated November 10, 2015 relating to the financial statements of Shell Auger and Lockport Operations, which appears in this Current Report on Form 8-K/A of Shell Midstream Partners, L.P.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

November 20, 2015

Exhibit 99.1

SHELL AUGER AND LOCKPORT OPERATIONS

Financial Statements

Years Ended December 31, 2014 and 2013

Table of Contents

Page(s)

Financial Statements

Report of Independent Auditor	2

Combined Balance Sheets	3

Combined Statements of Operations	4

Combined Statements of Changes in Net Parent Investment	5

Combined Statements of Cash Flows	6

Notes to Combined Financial Statements	7-16

Independent Auditor’s Report

To the Board of Directors and Shareholders of Shell Pipeline Company LP:

We have audited the accompanying combined financial statements of Shell Auger and Lockport Operations, which comprise the combined balance sheets as of December 31, 2014 and December 31, 2013, and the related combined statements of operations, combined statements of changes in net parent investment and the combined statements of cash flows, for the years then ended.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Shell Auger and Lockport Operations’ preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Shell Auger and Lockport Operations’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Shell Auger and Lockport Operations as of December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

November 10, 2015

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED BALANCE SHEETS

	December 31,
	2014	2013
	(in millions of dollars)
ASSETS
Current assets
Accounts receivable - third parties, net	$2.0	$1.0
Accounts receivable - related parties	5.8	2.3
Allowance oil	0.7	0.9
Prepaid expenses	0.7	0.8

Total current assets	9.2	5.0
Property, plant and equipment, net	97.2	100.2

Total assets	$106.4	$105.2

LIABILITIES
Current liabilities
Accounts payable	$0.6	$0.4
Accounts payable, related party	0.4	—
Accrued and other current liabilities	1.1	0.9

Total current liabilities	2.1	1.3
Asset retirement obligations	1.3	1.2

Total liabilities	3.4	2.5

Commitments and Contingencies (Note 8)
NET PARENT INVESTMENT
Net parent investment	103.0	102.7

Total liabilities and equity	$106.4	$105.2

The accompanying notes are an integral part of the combined financial statements.

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF OPERATIONS

	December 31,
	2014	2013
	(in millions of dollars)
Revenue
Third parties	$18.1	$19.4
Related parties	49.8	34.1

Total revenue	67.9	53.5
Costs and expenses
Operations and maintenance - third party	10.6	8.1
Operations and maintenance - related party	5.7	3.8
General and administrative - third party	0.2	0.2
General and administrative - related party	3.4	2.8
Depreciation and accretion	6.8	6.8
Property and other taxes	0.7	0.6

Total costs and expenses	27.4	22.3

Net income	$40.5	$31.2

The accompanying notes are an integral part of the combined financial statements.

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

	December 31,
	2014	2013
	(in millions of dollars)
Net parent investment
Balance, beginning of year	$102.7	$116.7
Net income	40.5	31.2
Net distributions to Parent	(40.2)	(45.2)

Balance, end of year	$103.0	$102.7

The accompanying notes are an integral part of the combined financial statements.

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

	December 31,
	2014	2013
	(in millions of dollars)
Cash flows from operating activities
Net income	$40.5	$31.2
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and accretion	6.8	6.8
Allowance oil reduction to net realizable value	0.4	—
Changes in operating assets and liabilities
Accounts receivable	(4.5)	5.1
Allowance oil	(0.2)	5.0
Prepaid expenses	0.1	(0.5)
Accounts payable	0.6	—
Accrued and other current liabilities	0.2	(0.2)

Net cash provided by operating activities	43.9	47.4
Cash flows from investing activities
Capital expenditures	(3.7)	(2.2)

Net cash used in investing activities	(3.7)	(2.2)
Cash flows from financing activities
Net distributions to Parent	(40.2)	(45.2)

Net cash used in financing activities	(40.2)	(45.2)

Net change in cash and cash equivalents	—	—
Cash at beginning of the year	—	—

Cash at end of the year	$—	$—

The accompanying notes are an integral part of the combined financial statements.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Description of Business

Our business consists of the operations of a crude pipeline system (“Auger”), located in the Gulf Coast, and a crude tank storage and terminal system (“Lockport”) located southwest of Chicago. Both Auger and Lockport are owned by subsidiaries of Shell Oil Company. Auger is a 174-mile pipeline that transports medium sour crude (Bonito Sour), and Lockport consists of 16 crude storage tanks. Auger is connected to the Ship Shoal 22” sour crude pipeline to Gibson Terminal and the associated 20” pipeline to St. James Terminal. The Lockport facility receives Canadian crude from the Enbridge IPL 34” pipeline and serves as a distribution point for movements originating on the Mustang 18” and Westshore 12” pipeline systems. References to the “carve-out operations,” “we,” “our,” “us,” and similar expressions refer to Auger and Lockport. The term “our Parent” refers collectively to Shell Oil Company and Royal Dutch Shell plc (“RDS”).

We are engaged in the storage and transportation by pipeline of crude oil. As such, our common carrier tariffs are subject to regulation by the Federal Energy Regulatory Commission (“FERC”). We operated under FERC-approved tariffs, which establish rates, cost recovery mechanisms, terms and conditions of service to our customers. The fees or rates established under our tariffs are a function of our costs of providing service to our customers, including a reasonable return on our invested capital. Our revenues are primarily dependent upon the level of utilization of our pipeline system to transport crude oil. The title to the crude oil remains with the shipper during the transportation process and title does not transfer to us. Therefore, the shipper bears the commodity price risk related to the crude oil transported. We bear commodity price risk on our allowance oil. See discussion in Note 2 — Summary of Significant Accounting Policies for further details on our allowance oil.

As of September 1, 2015 neither Auger nor Lockport are subject to FERC regulations under the Interstate Commerce Act (the “ICA”). See discussion in Note 9 — Subsequent Events for more information.

Shell Midstream Partners LP (the “Partnership”) intends to acquire the carve-out operations from our Parent in November 2015 (the “Acquisition”).

Basis of Presentation

These combined financial statements were prepared in connection with the Acquisition, and were derived from the financial statements and accounting records of our Parent. These statements reflect the combined historical results of operations, financial position and cash flows of the carve-out operations as if such business had been a separate entity for all periods presented. All intercompany transactions and accounts between us and our Parent have been reflected as Net parent investment in the accompanying combined balance sheets.

The accompanying combined statements of operations also includes expense allocations for certain functions historically performed by our Parent, including allocations of general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance, and share-based compensation. The portion of expenses specifically identifiable to the carve-out operations is directly expensed to us, with the remainder allocated on the basis of fixed assets, headcount, or labor. Our management believes the assumptions underlying the accompanying combined financial statements, including the assumptions regarding allocation of expenses from the Parent, are reasonable. Nevertheless, the accompanying combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. All employees performing services on behalf of our operations are employees of Shell Pipeline Company, a subsidiary of our Parent. See details of related party transactions at Note 6 — Related Party Transactions.

We do not maintain separate bank accounts. The cash generated and used by our operations is deposited to our Parent’s centralized account which is comingled with the cash of other pipeline entities controlled by our Parent. Our Parent funds our operating and investing activities as needed. Accordingly, we did not record any cash and cash equivalents held by our Parent on our behalf for any period presented. We reflected the cash generated by our operations and expenses paid by our Parent on behalf of our operations as a component of Net parent investment on the accompanying combined balance sheets, combined statements of changes in net parent investment, and Net distributions to Parent on the accompanying combined statements of cash flows.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

2. Summary of Significant Accounting Policies

Principles of Combination

Our combined financial statements include the accounts of the carve-out operations. The assets and liabilities in the accompanying combined financial statements have been reflected on a historical basis. All significant intercompany accounts and transactions within the carve-out operations are eliminated upon combination.

Regulation

Certain business of the carve-out operations is subject to regulation by various authorities including, but not limited to FERC. Regulatory bodies exercise statutory authority over matters such as construction, rates and ratemaking and agreements with customers.

Net Parent Investment

In the accompanying combined balance sheets, Net parent investment represents our Parent’s historical investment in us, our accumulated net earnings, and the net effect of transactions with, and allocations from our Parent.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying combined financial statements and notes. Actual results could differ from those estimates.

Revenue Recognition

Our revenues are primarily generated from crude oil transportation and crude storage rental services. In general, we recognize revenue from customers when all of the following criteria are met: (1) persuasive evidence of an exchange arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectability is reasonably assured. We record revenue for crude oil transportation services over the period in which they are earned (i.e. either physical delivery of product has taken place or the services designated in the contract have been performed). We accrue revenue based on services rendered but not billed for that accounting month.

As a result of FERC regulations, revenues we collect may be subject to refund. We establish reserves for these potential refunds based on expected refund amounts on the specific facts and circumstances. We had no reserves for potential refunds as of December 31, 2014 and 2013.

Our long-term transportation agreements and tariffs for crude oil transportation include a product loss allowance (“PLA or Allowance Oil”). PLA is intended to assure proper measurement of the crude oil despite solids, water, evaporation and variable crude types that can cause mismeasurement. The PLA provides additional revenue for us if product losses on our pipelines are within the allowed levels, and we are required to compensate our customers for any product losses that exceed the allowed levels. We take title to any excess loss allowance when product losses are within an allowed level, and we convert that product to cash several times per year at prevailing market prices to a related party.

For the years ended December 31, 2014 and 2013, our transportation and allowance oil revenue from third parties was $9.7 million and $11.2 million, respectively; our transportation and allowance oil revenue from related parties was $44.1 million and $28.0 million, respectively; our storage services revenues from third parties were $8.4 million and $8.2 million, respectively; our storage services revenues from related parties was $5.7 million and $6.1 million, respectively.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Property, Plant and Equipment

Our property, plant and equipment is recorded at its historical cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that placed the assets in service. This includes capitalization of asset retirement costs associated with provisions for asset retirement obligations Expenditures for major renewals and betterments are capitalized while those minor replacement, maintenance, and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs.

We use the straight-line method to depreciate property, plant and equipment based on the estimated useful life of the asset. Capitalized asset retirement obligations are taken into account in determining depreciation provisions.

Impairment of Long-lived Assets

We evaluate long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in our management’s judgment, the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived assets’ ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted discounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e. the discounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount the carrying value exceeds the estimated fair value. We determined there were no asset impairments in 2014 or 2013.

Allowance Oil

A PLA factor per barrel of 0.1% is incorporated into applicable crude oil tariffs to cover evaporation and other loss in transit. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. Our allowance oil is valued at cost using the average market price of the relevant type of crude oil during the month product was transported.

For the twelve months ended December 31, 2014, we recorded an adjustment of $0.4 million to reflect Allowance oil at net realizable value. As of December 31, 2014 and 2013, net realizable value of Allowance oil on the balance sheet is $0.7 million and $0.9 million, respectively. Gains and losses from pipeline operations relating to allowance oil are recorded in Operations and maintenance in the accompanying combined statements of operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent valid claims against customers for products sold or services rendered, net of allowances for doubtful accounts. We assess the creditworthiness of our counterparties on an ongoing basis and require security, including prepayments and other forms of collateral, when appropriate. We establish provisions for losses on accounts receivable due from shippers and operators if we determine that we will not collect all or part of the outstanding balance. Outstanding customer receivables are regularly reviewed for possible nonpayment indicators, and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at each balance sheet date. As of December 31, 2014 and 2013, our allowance for doubtful accounts was not material.

Income Taxes

For income tax purposes, we are not a standalone entity and are included as part of a disregarded entity. As such, we are not subject to either federal income taxes or generally to state income taxes. Taxes on our net income are generally borne by our ultimate owners through allocations of income. Therefore, we have excluded income taxes from the accompanying combined financial statements.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Asset Retirement Obligations (“AROs”)

Asset retirement obligations represent legal and constructive obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our business at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

Our AROs relate to a portion of a retirement obligation in an offshore platform. We own and operate a number of pipelines that connect to the platform and have entered into an agreement with platform owners for rights to use specific space on the platform for related facilities. We have determined that a significant portion of our assets have an indeterminate life, and as such, the fair values of those associated retirement obligations are not reasonably estimable. These assets include onshore and offshore pipelines, and storage facilities, whose retirement dates will depend mostly on the various supply sources that connect to our systems and the ongoing demand for usage in the markets we serve. We expect these supply sources and market demands to continue for the foreseeable future, therefore we are unable to estimate retirement dates that would result in asset retirement obligations.

AROs are adjusted each period for liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows.

Reconciliation of Changes in Asset Retirement Obligation Liabilities

	December 31,
	2014	2013
Balance at beginning of year	$1.2	$1.1
Accretion expense	0.1	0.1

Balance at end of year	$1.3	$1.2

Pensions and Other Postretirement Benefits

We do not have our own employees. Employees who work on our pipeline are employees of our Parent and we share employees with other Parent-controlled and non-controlled entities. For presentation of these accompanying combined financial statements, our portion of payroll costs and employee benefit plan costs have been allocated to us as a charge to us by Shell Oil Company. Shell Oil Company sponsors various employee pension and postretirement health and life insurance plans. For purposes of these accompanying combined financial statements, we are considered to be participating in multiemployer benefit plans of Shell Oil Company. We participate in the following defined benefits plans: Shell Oil Pension Plan, Alliance Pension Plan, Shell Oil Retiree Health Care Plan, and Pennzoil-Quaker State Retiree Medical & Life Insurance. As a participant in multiemployer benefit plans, we recognize as expense an allocation from Shell Oil Company, and we do not recognize any employee benefit plan assets or liabilities. See Note 6 — Related Party Transactions for total pension and benefit expenses under these plans.

Legal

We are subject to litigation and regulatory proceedings as the result of our business operations and transactions. We utilize both internal and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements. In general, we expense legal costs as incurred. When we identify specific litigation that is expected to continue for a significant period of time, is reasonably possible to occur and may require substantial expenditures, we identify a range of possible costs expected to be required to litigate the matter to a conclusion or reach an acceptable settlement, and we accrue for the lower end of the range. To the extent actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Environmental Matters

We are subject to federal, state, and local environmental laws and regulations. Environmental expenditures are expensed or capitalized depending on their economic benefit. We expense costs such as permits, compliance with existing environmental regulations, remedial investigations, soil sampling, testing and monitoring costs to meet applicable environmental laws and regulations where prudently incurred or determined to be reasonably possible in the ordinary course of business. We are permitted to recover such expenditures through tariff rates charged to customers. We also expense costs relating to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable. We do not use regulatory accounting principles.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income statement in the period in which they are probable and reasonably estimable.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the lower end of the range is accrued.

Fair Value Estimates

We measure assets and liabilities requiring fair value presentation or disclosure using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclose such amounts according to the quality of valuation inputs under the following hierarchy:

Level 1: Quoted prices in an active market for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are directly or indirectly observable.

Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

We classify the fair value of an asset or liability based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement, or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

The carrying amounts of our accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short term nature.

Nonrecurring Fair Value Measurements — Fair value measurements are applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist primarily of asset retirement obligations. Level 3 inputs are used in the calculation of these asset retirement obligations. Nonrecurring fair value measurements are also applied, when applicable, to determine the fair value of our long-lived assets.

Comprehensive Income

We have not reported comprehensive income due to the absence of items of other comprehensive income in the periods presented.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

3. Recent Accounting Pronouncements

In April 2014, the FASB issued accounting standards updates to Topic 205, “Presentation of Financial Statements” and to Topic 360, “Property, Plant, and Equipment” to change the criteria for reporting discontinued operations. The amendments modify the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have or will have a major effect on an entity’s operations and financial results. These amendments require additional disclosures about discontinued operations and new disclosures for other disposals of individually material components of an organization that do not meet the definition of a discontinued operation. In addition, the guidance allows companies to have significant continuing involvement and continuing cash flows with the discontinued operation. These provisions are effective prospectively for annual reporting periods beginning on or after December 15, 2014, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance, effective January 1, 2015, will not affect our financial position or results of operations; however, it may result in changes to the manner in which future dispositions of operations or assets, if any, are presented in our combined financial statements, or it may require additional disclosures.

In May 2014, the FASB and the International Accounting Standards Board (“IASB”) issued a new accounting standard, Topic 606, “Revenue from Contracts with Customers,” to clarify the principles for recognizing revenue. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard also requires improved interim and annual disclosures that enable the users of financial statements to better understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers.

In July 2015, the FASB affirmed its earlier proposal to defer the effective date of the new revenue standard topic 606, “Revenue from Contracts with Customers,” for all entities by one year, to annual reporting periods beginning after December 15, 2017. The FASB also decided to permit early adoption, but not before the original public entity effective date of December 15, 2016. We are currently evaluating the effect that adopting this new standard will have on our combined financial statements and related disclosures.

In August 2014, the FASB issued accounting standards update, Subtopic 205-40, “Presentation of Financial Statements—Going Concern,” requiring management to evaluate whether events or conditions could impact an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued) and to provide disclosures if necessary. Disclosures will be required if conditions give rise to substantial doubt and the type of disclosure will be determined based on whether management’s plans will be able to alleviate the substantial doubt. The accounting standards update will be effective for the first annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The adoption of this guidance will not affect our financial position or results of operations.

In November 2014, the FASB issued ASU 2014-17 that gives acquired entities that are businesses or nonprofit activities the option to apply pushdown accounting in their separate financial statements when an acquirer obtains control of them. The adoption of this guidance, effective November 18, 2014, will not affect our financial position or results of operations.

In January 2015, the FASB issued accounting standards update, Subtopic 225-20, “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items,” The adoption of this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The adoption of this guidance will not affect our financial position or results of operations.

In February 2015, the FASB issued accounting standards updates to topic 810, “Consolidation” to change the criteria for reporting entities that are required to evaluate whether they should consolidate certain legal entities. The amendments require additional testing to determine if a legal entity qualifies as a Variable Interest Entity and whether the entity should be combined. These provisions are effective prospectively for annual reporting periods beginning on or after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance will not affect our financial position or results of operations.

In April 2015, the FASB issued ASU 2015-06, Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions (a Consensus of the FASB Emerging Issues Task Force), which requires a master limited partnership (MLP) to allocate earnings (losses) of a transferred business entirely to the general partner when computing earnings per unit (EPU) for periods before the dropdown transaction occurred. The EPU that the limited partners previously reported would not change as a result of the

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

dropdown transaction. The ASU also requires an MLP to disclose the effects of the dropdown transaction on EPU for the periods before and after the dropdown transaction occurred. ASU 2015-06 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, and is to be applied retrospectively. The adoption of this guidance will not affect our financial position or results of operations.

In July 2015, the FASB issued accounting standards updates to topic 330, “Simplifying the Measurement of Inventory,” by replacing today’s lower of cost or market test with a lower of cost and net realizable value test. The adoption of this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the effect that adopting this new standard will have on our combined financial statements and related disclosures.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following as of December 31 (in millions of dollars):

		December 31,
	Depreciable Life	2014	2013
Building and improvements	10 - 40 years	$8.9	$8.9
Pipeline and equipment	10 - 30 years	157.1	156.6
Other	5 - 25 years	0.1	0.1

		166.1	165.6
Less: Accumulated depreciation		(76.6)	(69.8)

		89.5	95.8
Construction in progress		7.7	4.4

Property, plant and equipment, net		$97.2	$100.2

Depreciation expense on property, plant and equipment of $6.8 million is included in Costs and expenses in the accompanying combined statements of operations for the years ended December 31, 2014 and 2013.

5. Other Current Liabilities

Other current liabilities consist of the following as of December 31 (in millions of dollars):

	December 31,
	2014	2013
Property taxes	$0.4	$0.4
Other accrued liabilities	0.7	0.5

Other current liabilities	$1.1	$0.9

6. Related Party Transactions

Related party transactions included transactions with our Parent and our Parent’s affiliates, including those entities in which our Parent has an ownership interest, but does not have control.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Cash Management Program

We participate in the Parent’s centralized cash management and funding system. Our working capital and capital expenditure requirements have historically been part of the corporate-wide cash management program for the Parent. As part of this program, the Parent maintains all cash generated by our operations and cash required to meet our operating and investing needs is provided by the Parent as necessary. Net cash generated by or used by our operations is reflected as a component of Net parent investment on the accompanying combined balance sheets and as Net distributions to Parent on the accompanying combined statements of cash flows.

All significant intercompany transactions between us and our Parent have been included in these accompanying combined financial statements and are considered to be effectively settled for cash in the accompanying combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions represents capital contributions from or distributions to the Parent and therefore is reflected in the accompanying combined statements of cash flows as a financing activity, in the accompanying combined statements of change in net parent investment as Net distributions to Parent and in the accompanying combined balance sheets as Net parent investment.

Other Related Party Balances

We had accounts receivable with related parties other than our Parent arising in the ordinary course of business of approximately $5.8 million and $2.3 million as of December 31, 2014 and 2013, respectively.

Other related party balances consist of the following:

	December 31
	2014	2013
Accounts payable	0.4	—

Related Party Revenues and Expenses

We provide crude oil transportation and storage services to related parties under long-term contracts. We entered into these contracts in the normal course of our business and the services are based on the same terms as third parties.

Historically, our Parent and its related parties performed certain services which directly and indirectly supported our operations. Personnel and operating costs incurred by our Parent on our behalf were charged to us and are included in either general and administrative expenses or operations and maintenance expenses, depending on the nature of the employee’s role in our operations in the accompanying combined statement of operations. Our Parent also performs certain general corporate functions for us related to finance, legal, information technology, human resources, communications, ethics and compliance, and other shared services. During 2014 and 2013, we were allocated $3.1 million and $2.7 million, respectively, of indirect general corporate expenses incurred by our Parent, which are included within general and administrative expenses in the accompanying combined statements of operations. These allocated corporate costs relate primarily to the wages and benefits of our Parent and employees that support our operations.

We are covered by the insurance policies of our Parent. As of December 31, 2014 and 2013, our allocated prepaid insurance balance was $0.7 million and $0.8 million, respectively. Our insurance expense was $1.5 million and $1.0 million for the years ended December 31, 2014 and 2013, respectively, which was included within operations and maintenance expenses in the accompanying combined statements of operations.

During the years 2014 and 2013, we leased a crude pipeline from Shell Offshore Inc. (“Offshore”). Lease expense associated with this pipeline for the years ended December 31, 2014 and 2013 was $0.1 million. On August 31, 2015, this lease with Offshore was cancelled and the crude oil pipeline was transferred to Auger. The asset transfer was considered a transaction with under common control wherein the asset was recorded at the carrying value of $0.4 million recorded by Offshore as of the transfer date, and no gain or loss was recorded.

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Pension and retirement savings plans

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance, and defined contribution benefit plans sponsored by our Parent, which includes other Parent subsidiaries. Our share of pension and postretirement health and life insurance costs for 2014 and 2013 was $0.7 million and $0.9 million respectively. Our share of defined contribution plan costs for 2014 and 2013 was $0.3 million. Pension and defined contribution benefit plan expenses are included in either general and administrative expenses or operations and maintenance expenses in the accompanying combined statements of operations, depending on the nature of the employee’s role in our operations.

Share-based compensation

Our Parent’s incentive compensation programs primarily consist of share awards, restricted share awards or cash awards (any of which may be a performance award). The Performance Share Plan (PSP) was introduced in 2005 by our Parent. Conditional awards of RDS shares are made under the terms of the PSP to approximately 15,000 employees each year. The extent to which the awards vest is determined over a three-year performance period. Half of the award is linked to the key performance indicators, averaged over the period. For the PSP awards made prior to 2010, the other half of the award was linked to the relative total shareholder return over the period compared with four main competitors of RDS. For awards made in 2010 and onwards, the other half of the award is linked to a comparison with four main competitors of RDS over the period on the basis of four relative performance measures. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. None of the awards results in beneficial ownership until the shares are delivered.

Certain Parent employees supporting our operations, as well as other RDS operations, were historically granted these types of awards. These share-based compensation costs have been allocated to us as part of the cost allocations from our Parent. These costs totaled $0.1 million for 2014 and 2013. Share-based compensation expense is included in general and administrative expenses in the accompanying combined statements of operations.

7. Transactions with Major Customers and Concentration of Credit Risk

The following table shows revenues from third party customers that accounted for 10% or more of combined revenues for each of the two years ended December 31 (in millions of dollars):

	December 31
	2014	2013
Customer A	$6.3	$6.2

Our Parent and our Parent’s affiliates accounted for 73% and 64% of our total revenues for the years ended December 31, 2014 and 2013, respectively. The following table shows accounts receivable from third party customers that accounted for 10% or a greater share of combined accounts receivable, net for each of the two years ended December 31 (in millions of dollars):

	December 31
	2014	2013
Customer A	$0.5 0.4	$0.5 0.3
Customer B

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

We have a concentration of revenues and trade receivables due from customers in the same industry, our Parent’s affiliates, integrated oil companies, and independent exploration, production and refining companies. These concentrations of customers may impact our overall exposure to credit risk as they may be similarly affected by changes in economic, regulatory and other factors. We are potentially exposed to concentration of credit risk primarily through our accounts receivable with our Parent. These receivables have payment terms of 30 days or less. Our Parent has an investment grade credit rating and no history of collectability issues. We manage our exposure to credit risk through credit analysis, credit limit approvals and monitoring procedures, and for certain transactions, we may request letters of credit, prepayments or guarantees. As of December 31, 2014 and 2013, there were no such arrangements.

8. Commitments and Contingencies

Legal Proceedings

Our Parent and certain affiliates are named defendants in lawsuits and governmental proceedings that arise in the ordinary course of our business. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we do not expect the ultimate resolution of these matters will have a material adverse effect on our financial position, operating results, or cash flows.

9. Subsequent Event(s)

Subsequent events were evaluated through March 11, 2015, the date on which the financial statements of our parent RDS were issued, for potential recognition, and through November 10, 2015 the date on which our financial statements were available to be issued for disclosure in the accompanying combined financial statements.

On August 26, 2015, Auger filed Cancelation Notices with respect to all of the FERC tariffs it had on file, based upon FERC’s position that the ICA does not apply to pipelines such as Auger that are located entirely on the offshore continental shelf. As of September 1, 2015 neither Auger nor Lockport are subject to FERC regulations under the ICA.

On October 1, 2015 SPLC contributed our assets, with the exception of working capital, to Pecten Midstream LLC (“Pecten”), a wholly owned subsidiary of SPLC.

Exhibit 99.2

SHELL AUGER AND LOCKPORT OPERATIONS

Condensed Financial Statements (Unaudited)

Nine Months Ended September 30, 2015 and 2014

Table of Contents

Page(s)

Condensed Financial Statements (Unaudited)

Combined Balance Sheets	2

Combined Statements of Operations	3

Combined Statements of Changes in Net Parent Investment	4

Combined Statements of Cash Flows	5

Notes to Combined Financial Statements	6-8

1

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED BALANCE SHEETS

	September 30, 2015 (unaudited)	December 31, 2014
	(in millions of dollars)
ASSETS
Current assets
Accounts receivable - third parties, net	$2.4	$2.0
Accounts receivable - related parties	5.2	5.8
Allowance oil	1.1	0.7
Prepaid expenses	0.7	0.7

Total current assets	9.4	9.2
Property, plant and equipment, net	95.5	97.2

Total assets	$104.9	$106.4

LIABILITIES
Current liabilities
Accounts payable - third parties	$0.6	$0.6
Accounts payable - related parties	—	0.4
Accrued and other current liabilities	2.4	1.1

Total current liabilities	3.0	2.1
Asset retirement obligations	1.3	1.3

Total Liabilities	4.3	3.4

NET PARENT INVESTMENT
Net parent investment	100.6	103.0

Total liabilities and equity	$104.9	$106.4

The accompanying notes are an integral part of the combined financial statements.

2

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended Sep. 30,
	2015	2014
	(in millions of dollars)
Revenue
Third parties	$19.8	$12.8
Related parties	40.4	37.4

Total revenue	60.2	50.2
Costs and expenses
Operations and maintenance - third party	8.2	7.7
Operations and maintenance - related party	3.3	4.1
General and administrative - third party	0.2	0.2
General and administrative - related party	3.1	2.2
Depreciation and accretion	5.6	5.1
Property and other taxes	0.5	0.5

Total costs and expenses	20.9	19.8

Net income	$39.3	$30.4

The accompanying notes are an integral part of the combined financial statements.

3

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
	(in millions of dollars)
Net parent investment
Balance, beginning of Period	$103.0	$102.7
Net income	39.3	30.4
Net distributions to Parent	(41.7)	(27.8)

Balance, end of year	$100.6	$105.3

The accompanying notes are an integral part of the combined financial statements.

4

SHELL AUGER AND LOCKPORT OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2015	2014
	(in millions of dollars)
Cash flows from operating activities
Net income	$39.3	$30.4
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and accretion	5.6	5.1
Allowance oil reduction to net realizable value	0.1	—
Changes in operating assets and liabilities
Accounts receivable - third parties	(0.4)	(0.8)
Accounts receivable - related parties	0.6	(4.0)
Allowance oil	(0.4)	(0.4)
Prepaid expenses	—	(0.2)
Accounts payable - related parties	(0.4)	—
Accrued and other current liabilities	1.3	0.7

Net cash provided by operating activities	45.7	30.8
Cash flows from investing activities
Capital expenditures	(3.6)	(3.0)

Net cash used in investing activities	(3.6)	(3.0)
Cash flows from financing activities
Net distributions to Parent	(42.1)	(27.8)

Net cash used in financing activities	(42.1)	(27.8)

Net increase in cash and cash equivalents	—	—
Cash at beginning of the period	—	—

Cash at end of the period	$—	$—

The accompanying notes are an integral part of the combined financial statements.

5

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Description of Business

Our business consists of the operations of a crude pipeline system (“Auger”), located in the Gulf Coast, and a crude tank storage and terminal system (“Lockport”) located southwest of Chicago. Both Auger and Lockport are owned by subsidiaries of Shell Oil Company. Auger is a 174-mile pipeline that transports medium sour crude (Bonito Sour), and Lockport consists of 16 crude storage tanks. Auger is connected to the Ship Shoal 22” sour crude pipeline to Gibson Terminal and the associated 20” pipeline to St. James Terminal. The Lockport facility receives Canadian crude from the Enbridge IPL 34” pipeline and serves as a distribution point for movements originating on the Mustang 18” and Westshore 12” pipeline systems. References to the “carve-out operations,” “we,” “our,” “us,” and similar expressions refer to Auger and Lockport. The term “our Parent” refers collectively to Shell Oil Company and Royal Dutch Shell plc (“RDS”).

For the nine months ended September 30, 2015 and 2014, our transportation and allowance oil revenue from third parties was $13.4 million and $6.5 million, respectively; our storage services revenues from third parties were $6.4 million and $6.3 million, respectively.

Basis of Presentation

The financial statements included herein have been prepared without audit. The interim financial statements reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of our results for the interim periods. Such adjustments are considered to be of a normal recurring nature. Although certain notes and other information required by U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted, we believe that the disclosures in these financial statements are adequate to make the information presented not misleading. These financial statements should be read in conjunction with annual financials for the year ended December 31, 2014. Results of operations for interim periods are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2015.

2. Property, Plant and Equipment

Property, plant and equipment consist of the following as of September 30, 2015, and December 31, 2014 (in millions of dollars):

	September 30, 2015	December 31, 2014
Building and improvements	8.9	8.9
Pipeline and equipment	217.9	157.1
Other	0.1	0.1

	226.9	166.1
Less: Accumulated depreciation	(133.5)	(76.6)

	93.4	89.5
Construction in progress	2.1	7.7

Property, plant and equipment, net	$95.5	$97.2

Depreciation expense on property, plant and equipment of $5.5 and $5.1 million is included in Costs and expenses in the accompanying combined statements of operations for the periods ended September 30, 2015 and September 30, 2014, respectively.

3. Related Party Transactions

Related party transactions included transactions with our Parent and our Parent’s affiliates, including those entities in which our Parent has an ownership interest, but does not have control.

6

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

Other Related Party Balances

We had accounts receivable with related parties other than our Parent arising in the ordinary course of business of approximately $5.2 million and $5.8 million as of September 30, 2015 and December 31, 2014, respectively.

Related Party Revenues and Expenses

We provide crude oil transportation and storage services to related parties under long-term contracts. We entered into these contracts in the normal course of our business and the services are based on the same terms as third parties. Revenues related to the transportation of crude oil and allowance oil for related parties were approximately $36.5 million and $32.9 million for the nine months ended September 30, 2015 and 2014, respectively. Revenues related to storage services from related parties were approximately $3.9 million and $4.5 million for the periods ended September 30, 2015 and 2014, respectively.

Historically, our Parent and its related parties performed certain services which directly and indirectly supported our operations. Personnel and operating costs incurred by our Parent on our behalf were charged to us and are included in either general and administrative expenses or operations and maintenance expenses, depending on the nature of the employee’s role in our operations in the accompanying combined statement of operations. Our Parent also performs certain general corporate functions for us related to finance, legal, information technology, human resources, communications, ethics and compliance, and other shared services. During the nine months ended September 30, 2015 and 2014, we were allocated $2.6 million and $2.1 million, respectively, of indirect general corporate expenses incurred by our Parent, which are included within general and administrative expenses in the accompanying combined statements of operations. These allocated corporate costs relate primarily to the wages and benefits of our Parent and employees that support our operations.

We are covered by the insurance policies of our Parent. As of September 30, 2015 and December 31, 2014, our allocated prepaid insurance balance was $0.7 million and $0.7 million, respectively. Our insurance expense was $0.9 million and $1.2 million for the periods ended September 30, 2015 and 2014, respectively, which was included within operations and maintenance expenses in the accompanying combined statements of operations.

Net Parent Investment

The following is a reconciliation of the amounts presented in “Net distributions to Parent” on our Statements of Cash Flows and the amounts presented as “Net distributions to Parent” on our Statements Changes in Net Parent Investment (in millions).

	Nine Months Ended September 30,
	2015	2014
Net distributions to Parent per Statements of Cash Flows	$(42.1)	$(27.8)
Non-cash transfers from Parent	0.4	—

Net distributions to Parent per Statements of Changes in Net Parent Investment	$(41.7)	$(27.8)

The non-cash transfer that occurred in the nine months ended September 30, 2015 represented certain fixed assets transferred to us from our Parent. This asset transfer represented a transaction between entities under common control and, accordingly, we recorded the asset at its historical book value.

7

SHELL AUGER AND LOCKPORT OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

4. Transactions with Major Customers and Concentration of Credit Risk

The following table shows revenues from third party customers that accounted for 10% or more of combined revenues for the nine months ended September 30 (in millions of dollars):

	Nine Months Ended September 30,
	2015	2014
Customer A	$6.0	$2.0

Our Parent and our Parent’s affiliates accounted for 67% and 74% of our total revenues for the nine months ended September 30, 2015 and 2014, respectively.

5. Subsequent Event(s)

Subsequent events were evaluated through March 11, 2015, the date on which the financial statements of our parent RDS were issued, for potential recognition, and through November 10, 2015, the date on which our financial statements were available to be issued for disclosure in the accompanying combined financial statements.

On August 26, 2015, Auger filed Cancelation Notices with respect to all of the FERC tariffs it had on file, based upon FERC’s position that the Interstate Commerce Act (the “ICA”) does not apply to pipelines such as Auger that are located entirely on the offshore continental shelf. As of September 1, 2015 neither Auger nor Lockport are subject to FERC regulations under the ICA.

On October 1, 2015 SPLC contributed our assets, with the exception of working capital, to Pecten Midstream LLC (“Pecten”), a wholly owned subsidiary of SPLC.

8

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Background

The unaudited pro forma condensed consolidated financial statements of Shell Midstream Partners, L.P. (“we,” “us,” “our” or “the Partnership”) as of and for the nine months ended September 30, 2015 and for the years ended December 31, 2014, 2013, and 2012 are based upon our historical audited and unaudited financial statements and those of Mars Oil Pipeline Company, L.P. (“Mars”), Bengal Pipeline Company LLC (“Bengal”), Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”) and the Shell Auger and Lockport Operations (“Auger & Lockport”). The Auger & Lockport operations include a crude oil pipeline system located in the Gulf of Mexico (Auger), a crude oil storage terminal located southwest of Chicago (Lockport) and related property, plant and equipment.

In conjunction with our Initial Public Offering (“IPO”) on November 3, 2014, we acquired a 43.0% ownership interest in Zydeco Pipeline Company LLC (“Zydeco”), a 28.6% equity interest in Mars, a 49.0% equity interest in Bengal and a 1.612% interest in Colonial Pipeline Company (“Colonial”) from Shell Pipeline Company LP (“SPLC”).

Predecessor Accounting Periods

References to the Partnership or other expressions defined above for time periods prior to November 3, 2014 refer to our predecessor for accounting purposes (“Predecessor”). The Predecessor’s financial results included in our condensed consolidated statements of income and condensed consolidated statements of cash flows contain the financial results of the following predecessor entities for the time periods indicated.

For the accounting periods prior to and through June 30, 2014, the Predecessor’s financial results are those of the crude oil pipeline system from Houston, Texas to Houma, Louisiana (“Ho-Ho”), wholly owned by SPLC.

On July 1, 2014, SPLC formed Zydeco to receive the fixed assets and certain agreements of Ho-Ho and other related fixed assets of SPLC. For the accounting periods from July 1, 2014 through November 2, 2014, the Predecessor’s financial results are those of Zydeco.

Post-IPO Transactions

On May 12, 2015, we acquired an additional 19.5% ownership interest in Zydeco and an additional 1.388% interest in Colonial from SPLC for $448.0 million. The transaction closed on May 18, 2015, with an effective date of April 1, 2015. To fund the acquisition, we entered into a common unit purchase agreement with certain institutional investors to sell 7,692,308 common units representing limited partner interests in a private placement for net proceeds of $297.2 million ($300 million, net of $2.8 million in placement agent fees and expenses). The remaining balance of the funding was provided by $70.8 million in borrowings from our existing five-year revolving credit facility agreement (“Five Year Revolver”) with our affiliate, Shell Treasury Center (West) Inc. (“STCW”) and $80.0 million of cash on hand.

On July 1, 2015, we acquired a 36.0% equity interest in Poseidon from Equilon Enterprises LLC, d/b/a Shell Oil Products US (“SOPUS”) for $350.0 million. In connection with the acquisition of SOPUS’ 36.0% interest in Poseidon, we entered into a $100.0 million revolving credit facility agreement (“364 Day Revolver”) with STCW as lender. The 364 Day Revolver was set to mature on June 29, 2016. The Poseidon acquisition was funded with borrowings of $100 million under the 364 Day Revolver and $250.0 million from the Five Year Revolver.

In preparation for its sale of the Auger & Lockport business to us, on October 1, 2015 SPLC contributed all but the working capital of Auger & Lockport to Pecten Midstream LLC (“Pecten”), a wholly owned subsidiary of SPLC. On November 11, 2015 (effective October 31, 2015), we acquired a 100% interest in Pecten from SPLC for $390.0 million, subject to certain adjustments. We funded this acquisition with a combination of a public issuance of common units, the issuance of additional general partner units to our general partner, borrowings under our 364 Day Revolver and cash on hand.

On November 11, 2015, the Partnership and STCW amended and restated the 364 Day Revolver to increase the borrowing capacity amount from $100.0 million to $180.0 million, with an option exercisable by the Partnership to further increase the commitment by up to an additional $200.0 million, which expires on November 18, 2015. The Partnership also

1

agreed to an additional issuance fee of $0.1 million to be paid within five business days. The 364 Day Revolver was amended to mature on November 10, 2016. All other terms and conditions of the agreement were unchanged. On November 17, 2015, we borrowed $37.4 million on our 364 Day Revolver to help fund the acquisition of the Acquired Business.

To fund the acquisition, we also offered 9,200,000 common units at a price of $32.54 per unit representing limited party interests in a public offering for net proceeds of $297.1 million ($299.4 million, net of $2.2 million in offering expenses). The common units issued included an additional 1,200,000 units purchased at $32.54 per unit by the underwriter. Our general partner received 187,755 general partner units to maintain its 2.0% general partner interest in exchange for a $6.1 million reduction of the purchase price. The balance of the acquisition was funded with cash on hand.

Basis of Presentation

Pro Forma Financial Statements

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2015 has been prepared as though the post-IPO transaction related to the Auger & Lockport business occurred on September 30, 2015. The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2015 has been prepared as though the above Post-IPO transactions occurred on January 1, 2014.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 has been prepared as though the above post-IPO transactions as well as the acquisitions of interests in Mars, Bengal, Zydeco and Colonial occurred on January 1, 2014. To account for the Partnership’s formation on November 3, 2014, activity before that date is attributed to our Predecessor. Pro forma adjustments were not applied to the unaudited pro forma condensed consolidated statements of income for the years ended December 31, 2013 and 2012, as the presentation of pro forma transactions cannot meaningfully or accurately depict what operating results would have been had the post-IPO transactions occurred at a date earlier than January 1, 2014.

The unaudited pro forma condensed consolidated financial statements also reflect the following significant assumptions and transactions:

•	$37.4 million in additional borrowings from our credit facilities and resulting interest expense;

•	the consummation of a public offering and the issuance of 9,200,000 common units representing limited partner interests for net proceeds of $297.1 million;

•	net distribution of $383.9 million, representing a gross purchase price of $390.0 million (described in Post-IPO Transactions above) less the $6.1 million regarding value of 187,755 general partner units at $32.54 per unit issued to our general partner to maintain its 2.0% interest ; and

•	other operating and general and administrative expenses as indicated in the notes to our pro forma financial statements.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical audited and unaudited financial statements and those of Mars, Bengal, Poseidon and Auger & Lockport as well as the related notes set forth or incorporated by reference in this Form 8-K.

The adjustments to the historical audited and unaudited financial statements are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions will differ from the pro forma adjustments. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have occurred if the transaction had been completed on the dates indicated or what could be achieved in the future. However, we believe the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events directly attributable to the conveyance, and reflect those items expected to have a continuing impact on the Partnership for purposes of the unaudited pro forma condensed consolidated statement of income.

2

Financial Statements of the Partnership

Zydeco is consolidated within our financial statements as a subsidiary. We obtained control of Zydeco on the date of our IPO via a voting agreement with SPLC through which we have voting power over the ownership interests retained by SPLC in Zydeco. The ownership interest in Zydeco retained by SPLC is reflected as noncontrolling interest in our consolidated financial statements.

The equity investments in Mars, Bengal and Poseidon are recorded at SPLC’s historical book value as the transactions in which these investments were transferred or sold to the Partnership were transactions between entities under common control. Such transactions are accounted for prospectively at the time of the contribution under the equity method of accounting. The investment in Colonial is accounted for prospectively at the time of contribution using the cost method of accounting.

The acquisition of the Auger & Lockport business was deemed a transaction among entities under common control and a change in reporting entity. Transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior periods will be retrospectively adjusted to present comparative information similar to the pooling of interests method.

3

Shell Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2015

	Shell Midstream Partners, L.P.	Auger & Lockport (a)	SPLC Retention of Working Capital (g)	Pro Forma Adjustments		Shell Midstream Partners, L.P. Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$117.5	$—	$—	$297.1	(d)	$68.0
				37.4	(e)
				(0.1	) (e)
				(383.9	) (f)
Accounts receivable – third parties, net	16.2	2.4	(2.4)	—		16.2
Accounts receivable – related parties	3.8	5.2	(5.2)	—		3.8
Allowance oil	4.6	1.1	(1.1)	—		4.6
Prepaid expenses	1.3	0.7	(0.7)	—		1.3

Total current assets	143.4	9.4	(9.4)	(49.5)		93.9
Equity method investments	186.7	—	—	—		186.7
Property, plant and equipment, net	271.8	95.5	—	—		367.3
Other assets	6.8	—	—	0.1	(e)	6.9

Total assets	$608.7	$104.9	$(9.4)	$(49.4)		$654.8

LIABILITIES
Current liabilities
Accounts payable – third parties	$0.2	$0.6	$(0.6)	$—		$0.2
Accounts payable – related parties	5.9	—	—	—		5.9
Debt payable – related party	420.8	—	—	37.4	(e)	458.2
Deferred revenue – third parties	6.5	—	—	—		6.5
Deferred revenue – related parties	6.2	—	—	—		6.2
Accrued liabilities – third parties	11.1	2.4	(2.4)	—		11.1
Accrued liabilities – related parties	1.3	—	—	—		1.3

Total current liabilities	452.0	3.0	(3.0)	37.4		489.4
Asset retirement obligations	—	1.3	—	—		1.3

Total liabilities	452.0	4.3	(3.0)	37.4		490.7
EQUITY
Common unitholders – public	1,330.4	—	—	297.1	(d)	1,627.5
Common unitholder – SPLC	(133.9)	—	—	—		(133.9)
Subordinated unitholder – SPLC	(421.2)	—	—	—		(421.2)
General Partner – SPLC	(722.7)	—	—	(383.9	) (f)	(1,012.4)
				94.2	(h)

Total partners’ capital	52.6	—	—	7.4		60.0
Noncontrolling interest	104.1	—	—	—		104.1
Net Parent Investment	—	100.6	(6.4)	(94.2	) (h)	—

Total Equity	156.7	100.6	(6.4)	(86.8)		164.1

Total liabilities and equity	$608.7	$104.9	$(9.4)	$(49.4)		$654.8

See accompanying notes to unaudited pro forma consolidated financial statements.

4

Shell Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 30, 2015

	Shell Midstream Partners, L.P.	Zydeco & Colonial (c)	Poseidon (b)	Auger & Lockport (a)	Pro Forma Adjustments		Shell Midstream Partners, L.P. Pro Forma
Revenue
Third parties	$145.3	$—	$—	$19.8	$—		$165.1
Related parties	36.4	—	—	40.4	—		76.8

Total revenue	181.7	—	—	60.2	—		241.9
Costs and expenses
Operations and maintenance – third party	23.8	—	—	8.2	0.2	(i)	32.8
					0.6	(j)
Operations and maintenance – related party	10.9	—	—	3.3	0.4	(i)	16.0
					1.4	(j)
General and administrative – third party	6.6	—	—	0.2	—		6.8
General and administrative – related party	14.7	—	—	3.1	—		17.8
Depreciation and accretion	10.4	—	—	5.6	—		16.0
Property and other taxes	7.1	—	—	0.5	—		7.6

Total costs and expenses	73.5	—	—	20.9	2.6		97.0

Operating Income	108.2	—	—	39.3	(2.6)		144.9

Income from equity investments	47.4	—	15.7	—	—		63.1
Dividend income from investment	6.6	1.4	—	—	—		8.0
Other income	1.1	—	—	—	—		1.1

Income from other investments	55.1	1.4	15.7	—	—		72.2
Interest expense, net	2.2	—	—	—	3.4	(o)	5.6

Income before income taxes	161.1	1.4	15.7	39.3	(6.0)		211.5
Income tax expense	—	—	—	—	—		—

Net income	161.1	1.4	15.7	39.3	(6.0)		211.5
Less: Net income attributable to noncontrolling interests	51.0	(6.1)	—	—	—		44.9

Net income attributable to the Partnership	$110.1	$7.5	$15.7	$39.3	$(6.0)		$166.6

General partner’s interest in net income	$2.7						$32.4
Limited partners’ interest in net income	$107.4						$134.2
Net income per Limited Partner Units – Basic and Diluted (in dollars)
Common units	$0.77						$0.88
Subordinated units	$0.77						$0.88
Weighted average Limited Partner Units outstanding – Basic and Diluted
Common units	72,631,450						84,367,376
Subordinated units	67,475,068						67,475,068

See accompanying notes to unaudited pro forma consolidated financial statements.

5

Shell Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2014

		IPO Transactions				Post-IPO Transactions
		Nine Months Ended September 30, 2014		Equity in Earnings Oct 1 - Nov 2, 2014 (p)	Colonial Investment Jan 1 - Nov 2, 2014 (q)	Additional Interest in Zydeco & Colonial (c)	Poseidon (b)	Auger & Lockport (a)	Pro Forma Adjustments		Shell Midstream Partners, L.P. Pro Forma
	Shell Midstream Partners, L.P.	Mars (p)	Bengal (p)
	(in millions, except per unit data)
Revenue
Third parties	$136.9	$—	$—	$—	$—	$—	$—	$18.1	$—		$155.0
Related parties	45.5	—	—	—	—	—	—	49.8	—		95.3

Total revenue	182.4	—	—	—	—	—	—	67.9	—		250.3
Costs and expenses
Operations and maintenance – third party	31.0	—	—	—	—	—	—	10.6	0.5	(i)	44.2
									1.7	(k)
									0.4	(j)
Operations and maintenance – related party	16.0	—	—	—	—	—	—	5.7	0.8	(i)	22.9
									(1.5	) (k)
									1.9	(j)
Loss (gain) from disposition of fixed assets	0.2	—	—	—	—	—	—	—	—		0.2
General and administrative – third party	3.2	—	—	—	—	—	—	0.2	1.1	(l)	4.5
General and administrative – related party	13.6	—	—	—	—	—	—	3.4	7.1	(m)	23.6
									(0.5	) (n)
Depreciation and accretion	11.6	—	—	—	—	—	—	6.8	—		18.4
Property and other taxes	5.5	—	—	—	—	—	—	0.7	—		6.2

Total costs and expenses	81.1	—	—	—	—	—	—	27.4	11.5		120.0

Operating Income	101.3	—	—	—	—	—	—	40.5	(11.5)		130.3

Income from equity investments	6.7	17.6	14.6	4.4	—	—	23.8	—	—		67.1
Dividend income from investment	0.8	—	—	—	4.4	4.4	—	—	—		9.6

Income from other investments	7.5	17.6	14.6	4.4	4.4	4.4	23.8	—	—		76.7
Interest expense, net	0.2	—	—	—	—	—	—	—	7.2	(o)	7.4

Income before income taxes	108.6	17.6	14.6	4.4	4.4	4.4	23.8	40.5	(18.7)		199.6
Income tax expense	0.2	—	—	—	—	—	—	—	—		0.2

Net income	108.4	17.6	14.6	4.4	4.4	4.4	23.8	40.5	(18.7)		199.4
Less: Predecessor income prior to the IPO	83.6	17.6	14.6	4.4	4.4	3.7	19.8	34.0	(17.0)		(165.1)

Net income subsequent to the IPO	24.8	—	—	—	—	0.7	4.0	6.5	(1.7)		34.3
Less: Net income attributable to noncontrolling interests	11.4	—	—	—	—	(3.9)	—	—	—		7.5

Net income attributable to the Partnership	$13.4	$—	$—	$—	$—	$4.6	$4.0	$6.5	$(1.7)		$26.8

General partner’s interest in net income	$0.3										$2.5
Limited partners’ interest in net income	$13.1										$24.3
Net income per Limited Partner Units – Basic and Diluted (in dollars)
Common units	$0.10										$0.16
Subordinated units	$0.10										$0.16
Weighted average Limited Partner Units outstanding – Basic and Diluted
Common units	67,475,068										84,367,376
Subordinated units	67,475,068										67,475,068

See accompanying notes to unaudited pro forma consolidated financial statements.

6

Shell Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2013

	Predecessor	Auger & Lockport (a)	Shell Midstream Partners, L.P. Pro Forma
Revenue
Third parties	$45.6	$19.4	$65.0
Related parties	48.7	34.1	82.8

Total revenue	94.3	53.5	147.8
Costs and expenses
Operations and maintenance – third party	37.2	8.1	45.3
Operations and maintenance – related party	14.9	3.8	18.7
Loss (gain) from disposition of fixed assets	(20.8)	—	(20.8)
General and administrative – third party	1.1	0.2	1.3
General and administrative – related party	11.1	2.8	13.9
Depreciation and accretion	6.9	6.8	13.7
Property and other taxes	4.5	0.6	5.1

Total costs and expenses	54.9	22.3	77.2

Operating Income	39.4	31.2	70.6

Income before income taxes	39.4	31.2	70.6
Income tax expense	0.1	—	0.1

Net income	39.3	31.2	70.5

See accompanying notes to unaudited pro forma consolidated financial statements.

7

Shell Midstream Partners, L.P.

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2012

	Predecessor	Auger & Lockport (a)	Shell Midstream Partners, L.P. Pro Forma
Revenue
Third parties	$56.4	$20.6	$77.0
Related parties	58.4	34.2	92.6

Total revenue	114.8	54.8	169.6
Costs and expenses
Operations and maintenance – third party	30.9	3.7	34.6
Operations and maintenance – related party	15.1	3.2	18.3
Loss (gain) from disposition of fixed assets	1.2	—	1.2
General and administrative – third party	0.4	0.2	0.6
General and administrative – related party	10.0	3.2	13.2
Depreciation and accretion	5.8	6.6	12.4
Property and other taxes	4.3	0.5	4.8

Total costs and expenses	67.7	17.4	85.1

Operating Income	47.1	37.4	84.5

Income before income taxes	47.1	37.4	84.5
Income tax expense	0.1	—	0.1

Net income	47.0	37.4	84.4

See accompanying notes to unaudited pro forma consolidated financial statements.

8

Shell Midstream Partners, L.P.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Adjustments

To enhance comparability, the 2014 results of operations of the Partnership are allocated between those attributable to the Predecessor (January 1 through November 2) and those attributable to the unitholders (November 3 through December 31). This allocation is based on estimated monthly results and a day-based allocation of the November results.

The following items related to the transaction are reflected in the adjustments below:

(a)	Reflects the acquisition of the Auger & Lockport business.

(b)	Reflects the impact to the operations of the 36.0% ownership interest in Poseidon, which is accounted for using the equity method of accounting.

(c)	Reflects the impact to operations of the additional 19.5% ownership interest in Zydeco and the additional 1.388% interest in Colonial on periods after the IPO.

(d)	Reflects an issuance of 9,200,000 common units representing limited partner interests in connection with a public offering at a price of $32.54 per unit for net proceeds of $297.3 million ($299.4 million, net of $2.1 million in offering expenses) in relation to the Auger & Lockport business.

(e)	Reflects proceeds from borrowing $37.4 million from the 364 Day Revolver and payment of related issuance cost of $0.1 million. Issuance costs are capitalized and amortized over the term. Borrowings under the 364 Day Revolver bear interest at the three-month LIBOR rate plus a margin. The weighted average interest rate used in the unaudited pro forma condensed consolidated financial statements is 1.5%. A 1/8 percentage point increase in the interest rate on the total of $458.2 million of debt related to the Post-IPO Transactions would increase our consolidated annual interest expense by approximately $0.6 million.

(f)	Reflects a net payment to SPLC of $383.9 million; which represents the gross consideration for the Auger & Lockport business of $390.0 million less the $6.1 million value of the 187,755 general partner units at $32.54 per unit our general partner received to maintain its 2.0% general partner interest

(g)	Reflects net working capital of $6.4 million retained by SPLC in connection with the contribution of Auger & Lockport to Pecten.

(h)	Reflects the elimination of our net investment in the Auger & Lockport business, and its reclassification to partners’ capital.

(i)	Reflects additional property damage and business interruption insurance for our 36.0% interest in the underlying assets of Poseidon based on premiums paid to agencies and policy terms.

(j)	Reflects additional property damage and business interruption insurance for the Auger &Lockport business based on premiums paid to agencies and policy terms.

(k)	Reflects changes in insurance as follows:

•	Additional property damage and business interruption insurance for our 28.6% interest in the underlying assets of Mars based on actual premiums paid;

9

•	Reduction to property damage and business interruption insurance expense for our Zydeco assets based on our actual premiums paid versus those previously allocated from SPLC; and

•	Directors and Officers insurance based on actual premium paid.

(l)	Reflects incremental general and administrative expenses resulting from being a publicly traded partnership, including costs associated with tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and director compensation.

(m)	Reflects $7.1 million for fixed fees related to general and administrative services provided by SPLC under the omnibus agreement as if we incurred those costs beginning January 1, 2014. This fixed fee represents costs in excess of costs allocated by SPLC in the Predecessor’s combined financial statements. Such fixed fee represents incremental personnel costs to be incurred such as Directors and Officers, accounting, tax, treasury and business operations necessary for our partnership that have not been incurred by our Predecessor historically.

(n)	Reflects the reversal of certain expenses incurred by SPLC and allocated to our Predecessor’s historical statement of operations pursuant to Staff Accounting Bulletin Topic 1:B:1, but not included in our operations after the formation of Zydeco whose operating agreement includes a fixed-fee based charge.

(o)	Reflects additional interest expense on the above borrowings totaling $458.2 million from our Five Year Revolver and the 364 Day Revolver.

(p)	Reflects the Partnership’s equity in earnings of Mars and Bengal as if they were acquired on January 1, 2014.

(q)	Reflects the Partnership’s dividend income from Colonial as if it were acquired on January 1, 2014.

Pro Forma Net Income Per Unit

We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income shall be allocated to the partners based on their respective sharing of income specified in the partnership agreement. For purposes of the pro forma calculation, we have assumed that distributions were declared for each common and subordinated unit equal to the minimum quarterly distribution for the period from November 3, 2014 to December 31, 2014 and for the nine months ended September 30, 2015. Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units assumed to be outstanding as a result of the initial public offering on November 3, 2014, the private placement on May 18, 2015, and the public offering associated with the Acquired Business. For purposes of this calculation, we have assumed common units and subordinated units issued in 2014, May 18, 2015, and during November 2015 to be outstanding since November 3, 2014.

Subsequent Event

On October 29, 2015, Pecten borrowed $6.0 million under a temporary line of credit with STCW at a 0.8375% interest rate. Pecten expects to repay this loan on or before November 25, 2015 and cancel this line of credit shortly thereafter.

10